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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)
                   Under the Securities Exchange Act of 1934

                            -----------------------

                            PEOPLE'S CHOICE TV CORP.
                                (Name of Issuer)

                            -----------------------

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                            -----------------------

                                  710847 10 4
                                 (CUSIP Number)

                             ----------------------

                                 Don A. Jensen
                          Vice President and Secretary
                               Sprint Corporation
                                 P.O. Box 11315
                          Kansas City, Missouri 64112
                                 (913) 624-3326
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                            Bruce N. Hawthorne, Esq.
                                King & Spalding
                              191 Peachtree Street
                          Atlanta, Georgia 30303-1763
                           Telephone: (404) 572-4600

                                  May 21, 1999
            (Date of Event which Requires Filing of this Amendment)

                            -----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 710847 10 4


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Sprint Corporation
     48-0457967

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1.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [_]
                                                         (b) [_]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

          WC
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1.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2(e)                                                     [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas

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                          SOLE VOTING POWER
                     7
     NUMBER OF            7,564,691*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          555,555**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,564,691*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          555,555**
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,120,246 ***

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12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [X]

    The foregoing amounts exclude any shares of Common Stock held by executive officers and directors of the Reporting Person, if any. The Reporting Person disclaims beneficial ownership of any shares held by such officers and directors.
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    49.4%

    The foregoing reflects the Owned Preferred, the Additional Owned Preferred, the Owned Common and shares covered by the Second Preferred Option (each defined in the Note following Line 14) and is calculated in accordance with Rule 13d-3, which requires that the Reporting Person assume that the total number of outstanding shares of Common Stock are equal to the number actually outstanding plus the number that would be issued upon conversion of the Owned Preferred and the Additional Owned Preferred and exercise and conversion of the Second Preferred Option held by the Reporting Person. See the Note following Line 14.

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14. TYPE OF REPORTING PERSON

    CO
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*   Reflects the voting power of (i) the 497,405 shares (the "Owned Preferred")
    of Convertible Cumulative Pay-in-Kind Preferred Stock, par value $0.01 per share (the "Preferred Stock") purchased by the Reporting Person on April 6, 1999, (ii) the 123,699 shares of Preferred Stock purchased by the Reporting Person on May 21, 1999 pursuant to exercise of the First Preferred Option (as hereinafter defined) (the "Additional Owned Preferred") and (iii) the 4,804,231 shares of Common Stock, par value $0.01 per share (the "Owned Common"), purchased by the Reporting Person on May 21, 1999 pursuant to exercise of the Common Options (as hereinafter defined). The Preferred Stock possesses approximately 4.444 votes per share and is convertible at any time, at the option of the holder, into shares of Common Stock at a conversion price of $22.50 (or approximately 4.444 shares of Common Stock for each share of Preferred Stock), subject to certain adjustments. See
    Item 4.

** Reflects the shares of Preferred Stock covered by the Second Preferred Option, over which Sprint may be deemed to have beneficial ownership.

*** Reflects the Owned Preferred, the Additional Owned Preferred, the Owned
    Common (including the Additional Oristano Shares) and the shares covered by the Second Preferred Option. The Owned Preferred, the Additional Owned Preferred and the shares of Preferred Stock underlying the Second Preferred Option are convertible at any time at the option of the holder into an aggregate of 3,316,014 shares of Common Stock. Of these shares, 555,555 relate to the Second Preferred Option, over which the Reporting Person may be deemed to possess beneficial ownership. See Items 4 and 5.

    This Amendment No. 2 relates to the Schedule 13D filed by Sprint Corporation, a Kansas corporation ("Sprint" or the "Reporting Person") on April 13, 1999, as amended by Amendment No. 1 to the Schedule 13D filed on April 29, 1999 (as so amended, the "Schedule 13D"). Capitalized terms used herein but not defined shall have the same meanings as in the original Schedule 13D, as amended by Amendment No. 1. This Amendment No. 2 is filed to reflect the exercise by Sprint of certain options, as described in Item 4 hereof. The Schedule 13D hereby is amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The Section entitled "Preferred Stock" under Item 3 is hereby amended to read in its entirety as set forth below.

PREFERRED STOCK.

    Sprint paid $15,000,000 to acquire the Owned Preferred on April 6, 1999.

    On May 21, 1999, Sprint purchased the 123,699 shares of Preferred Stock covered by the First Preferred Option at a price of $36.50 per share, for a total purchase price of $4,514,456.50.

    If Sprint exercises the Second Preferred Option and acquires the Second Preferred Option Shares, Sprint will pay for such shares: (i) $3,853,420 plus
(ii) an amount equal to interest accrued on such amount at the rate of six percent (6%) per annum, compounded quarterly, calculated from April 6, 1999 to the date of closing of such purchase.

    (b) The Section entitled "Common Stock" under Item 3 is hereby amended to read in its entirety as set forth below. All Sections of Item 3 other than "Preferred Stock" and "Common Stock" remain unchanged.

COMMON STOCK.

    On May 21, 1999, Sprint purchased all of the Oristano Option Shares (including an additional 808 shares of Common Stock owned by the Oristano Holders and purchased by Sprint concurrently with, and on the same terms as, the purchase of the Oristano Shares) (such additional shares, the "Additional Oristano Shares") at a price of $10.00 per share, for a total purchase price of $16,956,310, by exercising its option under the Oristano Agreement.

    On May 21, 1999, Sprint purchased all of the Bay Option Shares at a price of $10.00 per share, for a total purchase price of $8,816,000, by exercising its option under the Bay Agreement.

    On May 21, 1999, Sprint purchased all of the New Option Shares at a price of $10.00 per share, for an aggregate purchase price of $22,270,000, by exercising its options under the New Option Agreements.

    If Sprint acquires all of the outstanding shares of Common Stock pursuant to the Merger, Sprint will pay $131,118,480 for such shares, subject to further adjustments as described in

                                       1
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Item 4, based on the number of shares of Common Stock outstanding as of May 28,
1999 as reported by the Company. Sprint disclaims beneficial ownership of such shares. The Merger Agreement provides that shares of Common Stock that are owned by Sprint (and shares of Common Stock and Preferred Stock that are owned by the Company as treasury stock) will be canceled in the Merger.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    (a) The section entitled "Merger Agreement" under Item 4 is hereby amended and supplemented to add the following sentence at the end of the second paragraph of such section:

As a result of Sprint's having entered into the New Option Agreements, and exercised the options to purchase an aggregate of 2,227,000 shares of Common Stock thereunder at an exercise price of $10.00 per share, the shares of Common Stock that are acquired and canceled in the Merger will be converted into the right to receive $10.00 in cash per share, without interest.

    (b) In addition, the section entitled "Common Option Agreements" under Item 4 is hereby amended and supplemented to change the title of such section to "The Owned Common and the Common Option Agreements" and to add the following new paragraph after the first paragraph of such section:

    On May 19, 1999, Sprint exercised all of the options described in the foregoing paragraph and thereby acquired an aggregate of 4,804,231 shares of Common Stock (which number of shares includes the Additional Oristano Shares) (such shares collectively, the "Owned Common") on May 21, 1999. Sprint exercised the options under the Option Agreements with the purpose of facilitating its efforts to consummate the Merger.

    (c) The remainder of Item 4 shall remain unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read in its entirety as follows:

    The information set forth in Item 4 is hereby incorporated herein by reference. Sprint owns the Owned Preferred, the Additional Owned Preferred and the Owned Common and holds the Second Preferred Option. Sprint has beneficial ownership of the shares of Common Stock underlying the Owned Preferred and the Additional Owned Preferred, and may be deemed to have beneficial ownership of the shares of Common Stock underlying the Second Preferred Option.

    The Owned Preferred and the Additional Owned Preferred are convertible into an aggregate of 2,760,460 shares of Common Stock. Such number of shares of Common Stock, when combined with the Owned Common, represents approximately 46.0% of the outstanding shares of Common Stock of the Company on an as-converted basis.

                                       2
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    If the shares of Common Stock underlying the Second Preferred Option are deemed beneficially owned by Sprint, then Sprint beneficially owns securities convertible and exercisable into an aggregate of 8,120,246 shares of Common Stock, or approximately 49.4% of the outstanding Common Stock on an as-converted basis.

    Such percentages are calculated in accordance with Rule 13d-3, pursuant to which total number of outstanding shares of Common Stock is assumed to be equal to the number actually outstanding plus the number that would be issued upon conversion of the Owned Preferred, the Additional Owned Preferred and the shares underlying the Second Preferred Option.

    (b) The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 7,564,691, (ii) with respect to which there is shared voting power is 555,555, (iii) with respect to which there is sole dispositive power is 7,564,691, and (iv) with respect to which there is shared dispositive power is 555,555.

    (c) Except as set forth in Item 4, Sprint has not effected any transactions in the Common Stock during the past 60 days.

    (d)--(e)  Inapplicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 hereby is amended to read in its entirety as follows:

    The following documents are filed herewith:

Ex. No.
-------

  *1. Securities Purchase and Option Agreement, dated as of April 2, 1999, between Sprint and Wireless Holding LLC
  *2. Agreement and Plan of Merger among Sprint, MM Acquisition Corp. and the
      Company, dated as of April 12, 1999
  *3. Stockholder and Option Agreement between Sprint and Matthew Oristano, dated April 12, 1999
  *4. Stockholder and Option Agreement between Sprint and Bay Harbour
      Management, LC, dated April 12, 1999
 **5. Stockholder and Option Agreement between Sprint and Joe Moran, dated April
      23, 1999
 **6. Stockholder and Option Agreement between Sprint and John Gorman, dated
      April 28, 1999
 **7. Stockholder and Option Agreement between Sprint and Loeb Partners
      Corporation, dated April 23, 1999
 **8. Stockholder and Option Agreement between Sprint and Pequod Investments
      L.P., dated April 23, 1999
 **9. Stockholder and Option Agreement between Sprint and Pequod International
      Ltd., dated April 23, 1999

                                       3
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**10. Stockholder and Option Agreement between Sprint and John Glade, dated
      April 23, 1999
**11. Stockholder and Option Agreement between Sprint and James B. Rubin Family
      Accounts, dated April 23, 1999
**12. Stockholder and Option Agreement between Sprint and various funds controlled by Tudor Investment Corp., dated April 26, 1999
-------------
 * Previously filed with the original Schedule 13D filed by Sprint on April 13, 1999.
** Previously filed with Amendment No. 1 to Schedule 13D filed by Sprint on April 29, 1999.

                                       4
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 2, 1999                       SPRINT CORPORATION



                                    By:            /s/ Don A. Jensen
                                       -------------------------------------
                                       Title:  Vice President

                                       5